

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2016

Via E-mail
Jeffrey S. Edwards
Chairman and Chief Executive Officer
Cooper-Standard Holdings Inc.
39550 Orchard Hill Place Drive
Novi, Michigan 48375

  Re: Cooper-Standard Holdings Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2015
    Filed February 23, 2016
    File No. 0-54305

Dear Mr. Edwards:

  We refer you to our comment letter dated June 30, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Cecilia Blye

          Cecilia Blye, Chief
          Office of Global Security Risk

cc: Anne Nguyen Parker
   Assistant Director
   Division of Corporation Finance